AM 7-6-2004

04016713

COMMISSION

Washington D.C. 20549

VF 7-2-04

OMB Number: 3235-0123 Expires: October 31, 2004 Estimated average burden Hours per response...12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 24792

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/03 (MM/DD/YY) AND ENDING 03/31/04 (MM/DD/YR)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

KW Securities Corporation

OFFICIAL USE ONLY
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 Bayhill Drive, Suite 170

(No. and Street)

San Bruno	**California**	**94066**
(City)	(State)	(Zip Code)

JUN 2 5 2004

PROCESSED

JUL 0 9 2004

THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Lawrence A. Krause **(650) 266-8055**

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this report*

Harb, Levy & Weiland LLP

(Name – *if individual, state, last, first, middle name*)

The Landmark @ One Market, 6th Floor	**San Francisco,**	**CA**	**94105**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) *Potential persons who are to respond to the collection of information contained in this form are not required to respond unless this form displays a currently valid OMB control number.*

KW SECURITIES CORPORATION

FINANCIAL STATEMENTS
TOGETHER WITH SUPPORTING SCHEDULES
AND AUDITORS' REPORT

MARCH 31, 2004

OATH OR AFFIRMATION

I, **Lawrence A. Krause**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertain to the firm of **KW Securities Corporation**, as of **March, 31, 2004**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

PATRICIA E. FISHER
COMM. #1418289
NOTARY PUBLIC-CALIFORNIA
SAN MATEO COUNTY
My Comm. Expires May 17, 2007

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Harb, Levy & Weiland
ACCOUNTANTS CONSULTANTS LLP

Independent Auditors' Report

To the Board of Directors
KW Securities Corporation

We have audited the accompanying statement of financial condition of KW Securities Corporation as of March 31, 2004, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KW Securities Corporation as of March 31, 2004, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

San Francisco, California
May 5, 2004

Harb, Levy + Weiland LLP

Member of NEXIA International, A Worldwide Association of Independent Accounting Firms

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com www.hlwcpa.com

KW Securities Corporation
Statement of Financial Condition
March 31, 2004

Assets

Cash	$	33,298
Commissions receivable		31,314
Total Assets	$	64,612

Liabilities and Stockholder's Equity

Liabilities:		
Due to affiliate	$	19,735
Total Liabilities		19,735
Stockholder's Equity:		
Common stock, $1 par value: Authorized - 500,000 shares, Issued and oustanding - 4,500 shares		4,500
Retained earnings		40,377
Total Stockholder's Equity		44,877
Total Liabilities and Stockholder's Equity	$	64,612

See Accompanying Notes to Financial Statements

KW Securities Corporation
Statement of Operations
For the Year Ended March 31, 2004

Revenues:	
Commissions	$ 349,028
Interest	46
Total Revenues	349,074
Expenses:	
Management fees	333,928
Licenses, fees and other	4,740
Professional services	6,145
Total Expenses	344,813
Net Income	$ 4,261

See Accompanying Notes to Financial Statements

KW Securities Corporation
Statement of Changes in Stockholder's Equity
For the Year Ended March 31, 2004

	Common Stock	Retained Earnings	Total
Balances, Beginning of Year	$ 4,500	$ 36,116	$ 40,616
Net Income	-	4,261	4,261
Balances, End of Year	$ 4,500	$ 40,377	$ 44,877

See Accompanying Notes to Financial Statements

KW Securities Corporation
Statement of Cash Flows
For the Year Ended March 31, 2004

Cash Flows From Operating Activities:	
Net Income	$ 4,261
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in commissions receivable	(11,082)
Increase in due to affiliate	8,235
Total adjustments	(2,847)
Net Cash Provided By Operating Activities	1,414
Net Increase In Cash	1,414
Cash, Beginning of Year	31,884
Cash, End of Year	$ 33,298

See Accompanying Notes to Financial Statements

1. Summary of Significant Accounting Policies

Business Organization

KW Securities Corporation (the Company) was incorporated in the state of California in 1980. The Company is registered as a fully disclosed broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers (NASD).

Method of Accounting

The Company uses the accrual method of accounting for financial reporting and the cash method of accounting for income tax purposes.

Cash

Cash consists of cash on deposit with a commercial bank and with a clearing organization, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts, and it believes it is not exposed to any significant credit risk on these cash balances.

Commissions Receivable

The Company clears securities transactions through third-party broker/dealers and financial institutions. The clearing entity collects commissions earned and remits to the Company its share of commissions collected.

Revenue Recognition

Commission revenue and related expenses arising from security transactions are recorded on a trade date basis.

Income Taxes

The Company is a wholly-owned subsidiary of KW Financial Services, Inc. and is included in the consolidated income tax returns filed by its parent company. A portion of the consolidated income tax liability is allocated to the Company as if the Company had filed separate income tax returns. There was no liability allocated to the Company for the year ended March 31, 2004.

1. Summary of Significant Accounting Policies (Continued)

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues, and expenses.

Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

2. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rules (SEC Rule 15c3-1), which require the maintenance of minimum net capital and require that the ratio of aggregate indebtedness to net capital, both as defined in the Rule, shall not exceed 15 to 1. At March 31, 2004, the Company had net capital of $32,763 which was $7,763 in excess of its required net capital of $25,000. The Company's net capital ratio was 0.60 to 1.

3. Related Party Transactions

The Company is a wholly-owned subsidiary of KW Financial Services, Inc. ("the parent"). The parent company follows a policy of paying certain expenses of its affiliates and receives reimbursements from the affiliates for their pro-rata share. During the year ended March 31, 2004, the Company paid $333,928 as reimbursement to KW Financial Services, Inc. for its share of expenses; such payments are reported as management fees in the accompanying statement of operations. As of March 31, 2004 the Company had $19,735 payable to the parent for management fees, which is recorded as due to affiliate in the accompanying statement of financial condition.

SUPPLEMENTAL INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER: KW Securities Corporation as of March 31, 2004

1. Total ownership equity from Statement of Financial Condition			$ 44,877	3480
2. Deduct ownership equity not allowable for Net Capital			(-)	3490
3. Total ownership equity qualified for Net Capital			44,877	3500
4. Add:				
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			-	3520
B. Other (deductions) or allowable credits (List)			-	3525
5. Total capital and allowable subordinated liabilities			$ 44,877	3530
6. Deductions and/or charges:				
A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	$ 11,482	3540		
B. Secured demand note delinquency	$ -	3590		
C. Commodity futures contracts and spot commodities – proprietary capital charges	$ -	3600		
D. Other deductions and/or charges	$ -	3610	(11,482)	3620
7. Other additions and/or allowable credits (List)				3630
8. Net capital before haircuts on securities positions			$ 33,395	3640
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f):				
A. Contractual securities commitments	$	3660		
B. Subordinated securities borrowings	$	3670		
C. Trading and investment securities:				
1. Exempted Securities	$	3735		
2. Debt securities	$	3733		
3. Options	$	3730		
4. Other securities	$	3734		
D. Undue Concentration	$	3650		
E. Other (List)	$ (632)	3736	(632)	3740
10. Net Capital			$ 32,763	3750

OMIT PENNIES

6. Non-allowable assets

A. 12b-1 fees receivable $ 11,482

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART IIA

BROKER OR DEALER: KW Securities Corporation as of March 31, 2004

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6 2/3% of line 19)	$	1,314	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	25,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	25,000	3760
14. Excess net capital (line 10 less 13)	$	7,763	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19)	$	30,790	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition			$	19,735	3790	
17. Add:						
A. Drafts for immediate credit	$	3800				
B. Market value of securities borrowed for which no equivalent value is paid or credited	$	3810				
C. Other unrecorded amounts (List)	$	3820	$		3830	
19. Total Aggregate indebtedness			$	19,735	3840	
20. Percentage of aggregate indebtedness to net capital (line 19/line 10)				60.23%	3850	
21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				N/A	3860	

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirement pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers of dealers and consolidated subsidiaries debits	$		3970
23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement or subsidiaries computed in accordance with Note (A)	$		3880
24. Net capital requirement (greater of line 22 or 23)	$		3760
25. Excess capital (line 10 or 24)	$		3910
26. Net capital excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6 2/3% of aggregated indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

KW Securities Corporation
Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
March 31, 2004

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

KW Securities Corporation
Information Relating to the Possession or
Control Requirements Under Rule 15c3-3
March 31, 2004

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession or control requirements of Rule 15c3-3.

KW Securities Corporation
Reconciliations Pursuant to Rules 15c3-1 and 15c3-3
March 31, 2004

1. Reconciliation of Computation of Net Capital to Respondent's Computation

The reconciliation between the computation per Schedule I and the respondent's computation is as follows:

	Net Capital	Aggregate Indebtedness
Computation per respondent	$ 31,763	$ 6,400
Differences:		
Accrual of commission revenue (1)	25,817	-
Non-allowable assets (2)	(11,482)	-
Accrual of management fees (3)	(13,335)	13,335
Computation per Schedule I	$ 32,763	$ 19,735

(1) Differences arose from audit adjustments relating to accrual of commission revenues earned in March 2004 but erroneously recorded in April 2004.

(2) Differences arose from audit adjustments relating to non-allowable assets for 12b-1 fees receivable earned in March 2004 but erroneously recorded in April 2004.

(3) Difference arose from a net audit adjustment relating to management fees incurred for the period January – March 2004 but erroneously recorded in April 2004.

2. Reconciliation of Computation of Reserve Requirements to Respondent's Computation

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

To the Board of Directors
KW Securities Corporation

In planning and performing our audit of the financial statements and supplemental schedules of KW Securities Corporation for the year ended March 31, 2004 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Member of NEXIA *International, A Worldwide Association of Independent Accounting Firms*

The Landmark @ One Market, Sixth Floor, San Francisco, CA 94105 Tel: 415 974 6000 Fax: 415 974 5488
e-mail: hlw@hlwcpa.com www.hlwcpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at March 31, 2004 to meet the SEC's objectives.

This report is intended solely for the information and the use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Harb, Levy + Weiland LLP

San Francisco, California
May 5, 2004